1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
March 28, 2022	www.integraresources.com

INTEGRA FILES NI 43-101 PRE-FEASIBILITY STUDY TECHNICAL REPORT FOR DELAMAR PROJECT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) has filed a technical report, prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), for its DeLamar Project located in southwest Idaho. Integra previously released the results of the Pre-feasibility Study ("PFS") and Mineral Resource and Mineral Reserve statement (see news release dated February 9, 2022) which demonstrate a robust project with low pre-production capital required and a strong production profile. The technical report is available on SEDAR under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

Key highlights of the PFS include:

  After-tax Net Present Value ("NPV")(5%) of US$408 million and 27% after-tax Internal Rate of Return ("IRR") at US$1,700/ounce ("oz") Gold ("Au") and US$21.50/oz Silver ("Ag") (base case).
  After-tax NPV(5%) of US$611 million and 36% after-tax IRR at US$1,900/oz Au and US$24.00/oz Ag.
  Pre-production Capex of US$282 million, including contingency of 20% on processing, heap leach and tailing facilities (excluding working capital and reclamation costs, and assuming mobile mining equipment financing).
  Average annual production of 163,000 oz gold equivalent ("AuEq")1 for first 8 years with life of mine ("LOM") average annual production of 110,000 oz Au Eq over 16 years.
  LOM site level all-in sustaining costs ("AISC") of US$955/oz on an AuEq co-product basis, lowest quartile on a global basis.
  Strong leverage to silver; silver accounts for ~35% of revenue from production.

As stated in the technical report, there is the potential to lower DeLamar Project capital costs by foregoing mill processing and instead operate a heap-leach only project.  In this scenario, a high percentage of the current heap-leach Mineral Reserves would be processed at the 35,000 metric tonne per day rate envisioned in the PFS.  LOM capital expenditures would decrease significantly as expansion capital, such as non-oxide plant and tailing facilities, would not be required.  A decision to construct and initiate mill processing (Stage 2) could be exercised at any time, providing the flexibility to respond to changing market conditions and thereby reduce project risk. A heap-leach only approach could reduce risk and provide greater flexibility to respond to the prevailing economic environment in connection with a decision to pursue a milling scenario later.

Further, the technical report highlights various other opportunities to improve process recoveries and/or decrease process costs through continued metallurgical testing include:

1 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

  Evaluation of run-of-mine leaching for lower grade oxide materials.
  Further optimization of the planned heap-leach and mill processes may improve recoveries and/or decrease reagent consumptions.
  Continued evaluation of higher-grade oxide and mixed material types (particularly for silver) for processing by grind-leach and flotation with concentrate regrind and leach, to determine if any of these materials are better processed by milling.
  Ongoing optimization of the geo-metallurgical model for further optimization of ore routing to improve recoveries.

The opportunity to add value to the DeLamar Project through the processing of the DeLamar Deposit non-oxide materials will include evaluation of the following:

  Further studies on oxidative pretreatment options such as Albion processing should be advanced with the goal of improving metals recoveries and project economics.  Scoping-level Albion test results have yielded gold and silver recoveries of 80% for Sullivan Gulch and 70% respectively for Glen Silver.
  Evaluation and optimization of flotation concentrate processing.
  Further testwork to investigate high-density or paste deposition of the flotation tailing, which could lessen the footprint and risk of the associated tailings storage facility ("TSF").  Opportunities to generate power from the tailing being pumped to the TSF will also be investigated.

There is also an opportunity, through the evaluation of the historical waste dumps and backfill, for these materials to be processed using similar systems outlined in this PFS.  The previous operator of the property, Kinross Gold Corporation ("Kinross"), halted production and began reclamation efforts at very low gold and silver prices as compared to current prices.  As seen at many operations, these materials may be economic today.

Qualified Persons

The technical report was prepared under the supervision of Thomas L. Dyer, P.E. and Senior Engineer for MDA, Michael M. Gustin, C.P.G. and Senior Geologist for MDA, Steven I. Weiss, C.P.G. and Senior Associate Geologist for MDA, Jack McPartland , Registered Member MMSA., Senior Metallurgist with McClelland Laboratories, Inc., John Welsh, P.E., of Welsh Hagen in Reno, Nevada, Matthew Sletten, P.E. and Benjamin Bermudez, P.E. of M3 Engineering in Tucson, Arizona, Art Ibrado, P.E., of Fort Lowell Consulting in Tucson, Arizona, Jay Nopola, P.E, of RESPEC in Rapid City, South Dakota, Michael Botz, P.E., of Elbow Creek Engineering in Billings, Montana, and John F. Gardner, P.E. of Warm Springs Consulting in Boise, Idaho, in accordance with the disclosure and reporting requirements set forth in NI 43-101.  Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Welsh, Mr. Sletten, Mr. Bermudez, Mr. Ibrado, Mr. Botz, Mr. Nopola, and Mr. Gardner are qualified persons under NI 43-101 and have no affiliation with Integra, their subsidiaries, or Kinross except that of independent consultant/client relationships.

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, of Post Falls, Idaho, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, of Reno, Nevada.  Each is a qualified person under NI 43-101.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward-Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation (referred to herein as forward‐looking statements) and applicable United States securities laws. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the DeLamar Project; results from work performed to date; the estimation of Mineral Resources and Mineral Reserves; the realization of Mineral Resource and Mineral Reserve estimates; the development, operational and economic results of the PFS for the DeLamar Project, including cash flows, revenue potential, potential for staged development, capital expenditures, development costs and timing thereof, extraction rates, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project including mine plan; exploration expenditures, costs and timing of the development of new deposits; exploration potential and opportunities at the DeLamar Project; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion process; anticipated advancement of the DeLamar Project and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the DeLamar Project; and future growth potential of the DeLamar Project. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided.

Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at the DeLamar Project; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render the DeLamar Project economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the Mineral Resource and Mineral Reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's annual information form dated March 12, 2021 for the fiscal year ended December 31, 2020 and the Company's Form 40-F annual report for the year ended December 31, 2020.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believe these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

All references to "$" in this news release are to U.S. dollars unless otherwise stated.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of the Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

Site Level All-In Sustaining Cost ("AISC")

Site level AISC include cash costs and sustaining capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.